UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940.

VICTORY PORTFOLIOS II

Exact Name of Registrant

The undersigned registered open-end investment company, on behalf of its series listed on Schedule A attached hereto, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Brooklyn and the State of Ohio on the 19th day of October, 2018.

		Signature:		VICTORY PORTFOLIOS II
(Name of Registrant)

		By:	/s/ Christopher K. Dyer
(Name of director, trustee, or officer
signing on behalf of Registrant)

			Name:	Christopher K. Dyer
			Title:	President

Attest:	/s/ Scott A. Stahorsky

Name:	Scott A. Stahorsky
Title:	Vice President

SCHEDULE A

TO THE FORM N-18f-1 ELECTION OF

VICTORY PORTFOLIOS II

APPLICABLE SERIES:

1.              Victory Market Neutral Income Fund

2.              Victory US 500 Enhanced Volatility Wtd Index Fund

Dated as of October 19, 2018